May 26, 2005

United States
Securities and Exchange Commission	Via EDGAR and
450 Fifth Street N.W	Courier
Judiciary Plaza
Washington, D.C. 20549

Attn: Angela Crane, Esq.

Re:	Nature Vision, Inc. (“Nature Vision”) Form 10-KSB for the year ended December 31, 2004 Commission File No.: 0-7475

Dear Ms. Crane:

        I am providing the following information in response to the Staff’s comments dated May 12, 2005. The paragraph numbers correspond to the paragraph numbers contained in your correspondence.

        For clarification purposes, Nature Vision, Inc. was formerly known as Photo Control Corporation until August 31, 2004. On that date, PC Acquisition, Inc., a wholly-owned subsidiary of Photo Control Corporation, merged with and into Nature Vision, Inc., a privately-held company. As a result, Nature Vision, Inc. became a wholly-owned subsidiary of Photo Control Corporation. Immediately following the merger, Photo Control Corporation changed its corporate name to Nature Vision, Inc., and Nature Vision, Inc. changed its corporate name to Nature Vision Operating Inc. The merger was treated as a reverse merger for accounting purposes, i.e., as if Photo Control Corporation had merged with and into Nature Vision, Inc., and Nature Vision Inc. had been the surviving corporation. The registrant, Nature Vision, Inc., is currently comprised of two operating divisions – the Photo Control division and the Nature Vision division. For purpose of this letter, a reference to: (i) the “registrant” means Nature Vision, Inc., a publicly-traded company; (ii) “Photo Control Corporation” means the registrant prior to August 31, 2004; and (iii) “old Nature Vision, Inc.” means the privately-held company which was the survivor of the merger with PC Acquisition, Inc. and is now known as Nature Vision Operating, Inc.

United States
Securities and Exchange Commission
May 26, 2005

Form 10-KSB for the year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources – Page 12

1.    We will include the Staff’s suggestions in future filings.

Item 8A, Controls and Procedures – Page 13

2 – 3.    We will include the Staff’s suggestions in future filings.

Note 1, Summary of Significant Accounting Policies – Page F-6

Stock-Based Compensation – Page F-9

4.    We understand that the zero volatility factor used in our historical statements is not appropriate now that we are a publicly traded entity. Prior to the merger, old Nature Vision, Inc. issued common stock for $1.00 per share in a private placement that closed on December 30, 1998 and did not issue any additional equity until May 23, 2003, when three employee and director stock options were granted. The exercise price for the May 23, 2003 options was based on the estimated fair market value of the underlying common shares, which was determined by the board of directors to be $.235 per share. Because approximately four and one-half years passed between the issuance of the common shares and the options, we believe any volatility would be insignificant and would not materially change the pro forma compensation disclosed for the year ended December 31, 2003. The registrant did use volatility in determining the fair market value of options issued in 2004.

Note 2, Reverse Merger – Page F-12

5.    On March 23, 2004, Richard P. Kiphart agreed to purchase $1,000,000 worth of common stock in connection with the then-proposed merger. As set forth in Photo Control Corporation and old Nature Vision, Inc.‘s joint proxy statement included in the Registration Statement on Form S-4 (Commission File No. 333-115593), Mr. Kiphart offered to make the investment to satisfy a cash and equity shortfall on Photo Control Corporation’s behalf as a result of an increase of approximately $1 Million in its projected loss since the merger negotiations had begun in the fall of 2003. Mr. Kiphart required a discount from the market price for the shares because they were restricted under state and federal securities laws; no underwriting or similar commissions or expenses would be paid by the registrant; the shares represented a significant

United States
Securities and Exchange Commission
May 26, 2005

block; Mr. Kiphart was a credit-worthy buyer; and he agreed to grant a proxy to vote the shares for a period of two years to Jeffrey P. Zernov, Nature Vision’s President and Chief Executive Officer. This discount to the market price is comparable to that found in a PIPE transaction.

        The agreed-upon valuation for Mr. Kiphart’s purchase was the lower of 70% of the average closing price per share of the registrant’s common stock on the Nasdaq SmallCap Market during the 30-day period proceeding April 15, 2004 or 70% of the average closing price per share of the registrant’s common stock on the Nasdaq SmallCap Market during the 30-day period preceding the day prior to the closing of the merger. Notwithstanding the foregoing, Mr. Kiphart agreed not to pay less than $3.06 per share as adjusted for a 1-for-2 reverse stock split effected on August 31, 2004. The purchase was recorded at $3.08 per share, totaling 324,395 shares of $.16 par value common stock. The registrant recorded $51,903.20 as common stock, (based on the par value per share of $0.16), and the remainder, $948,096.80, was recorded as additional paid-in capital. Mr. Kiphart has never been an employee of the registrant (including Photo Control Corporation or old Nature Vision, Inc.).

6.    The pro forma adjustments are for the elimination of the historical depreciation expense on property and equipment and amortization expense on identifiable intangible assets owned by Photo Control Corporation prior to the merger. The primary portion of these adjustments for depreciation is related to the cost of the Photo Control Corporation buildings acquired and for amortization related to the cost of the Photo Control Corporation patent acquired. The carrying cost of the buildings and patent was reduced due to the allocation of negative goodwill created based on the excess of fair value of assets acquired on August 31, 2004 compared to the purchase price.

7.    As of the effective date of the merger, all of Photo Control Corporation’s assets and liabilities were revalued. Current assets and liabilities such as cash, accounts receivable, inventories, prepaid assets, accounts payable and accrued expenses were all valued at fair market value. The registrant retained Shenehon Company, an unrelated third party, to appraise the land and buildings in compliance with the Uniform Standards of Professional Appraisal Practice. The property was valued using a weighted combination of approaches utilizing the cost, sales comparison and income capitalization value methods, with the majority of the weight being applied to the cost method. The registrant also retained Schmidt Financial, Inc., an unrelated third party, to appraise the value of identifiable intangibles in compliance with the Uniform Standards of Professional Appraisal Practice. The intangibles were valued using a combination of approaches utilizing the

United States
Securities and Exchange Commission
May 26, 2005

market, cost and income methods (the income method utilized a discounted cash flow analysis and capitalized earnings analysis). The final value was based upon a review of all three methods. A deferred tax asset was created as part of the reverse merger using a net realizable value. Photo Control Corporation had net operating losses, as well as financial and tax depreciation and amortization differences and changes in accruals and reserves to which an effective tax rate was applied. Prior to the merger, Photo Control Corporation used a 100% valuation allowance on the deferred tax asset due to a lack of a reasonable assurance that the asset would be realized. As a result of the merger, a revaluation of the deferred tax asset was completed. Based on management’s belief that the Nature Vision division will continue to be profitable and the relevant tax rules will remain in place, these tax assets were recorded based on the realization of the assets was determined to be probable within the foreseeable future.

8.    As of the effective date of the merger, August 31, 2004, the following carrying values were recorded. Based on the above-described valuations listed in Item 7, the values shown below are prior to the allocation of negative goodwill.

	Closing Balances	After Revaluation
Current Assets	$5,488,000	$5,560,000
Net Fixed Assets,
including Land & Bldg	1,033,000	2,396,000
Net Intangible Assets,	948,000	1,101,000
Other Assets
including Deferred Tax Assets	1,197,000	1,177,000

Total Assets	$8,666,000	$10,234,000

This revaluation shows that no impairment existed prior to the merger with respect to the assets.

Note 14, Concentrations – Page F-19

9.    We will include the Staff’s suggestions in future filings.

United States
Securities and Exchange Commission
May 26, 2005

        The undersigned acknowledges on behalf of the registrant that:

•	The registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or comments with respect to the foregoing, please contact me at (218) 825-0733.

Regards,

/s/ Michael R. Day

Michael R. Day, Chief Financial Officer

c:	Mr. Steven Stensrud J.C. Anderson, Esq.